Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Fourth Fiscal Quarter and the Fiscal Year 2022

(Beijing–April 29, 2022)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 28, 2022.

Highlights for the Fourth Quarter of Fiscal Year 2022

-	Net revenues decreased by 60.3% year-over-year to US$541.2 million from US$1,362.7 million in the same period of the prior year.
-	Income from operations was US$0.6 million, compared to loss from operations of US$297.2 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$0.8 million, compared to non-GAAP loss from operations of US$216.9 million in the same period of the prior year.
-	Net loss attributable to TAL was US$108.1 million, compared to net loss attributable to TAL of US$169.0 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$108.0 million, compared to non-GAAP net loss attributable to TAL of US$88.7 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.17. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.17. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$2,708.7 million as of February 28, 2022, compared to US$5,937.5 million as of February 28, 2021.

Highlights for the Fiscal Year Ended February 28, 2022

-	Net revenues decreased by 2.3% year-over-year to US$4,390.9 million from US$4,495.8 million in fiscal year 2021.
-	Loss from operations was US$614.5 million, compared to loss from operations of US$438.2 million in fiscal year 2021.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$439.7 million, compared to non-GAAP loss from operations of US$233.3 million in fiscal year 2021.
-	Net loss attributable to TAL was US$1,136.1 million, compared to net loss attributable to TAL of US$116.0 million in fiscal year 2021.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$961.3 million, compared to non-GAAP net income attributable to TAL of US$89.0 million in fiscal year 2021.
-	Basic and diluted net loss per ADS were both US$1.76. Non-GAAP basic and diluted net loss per ADS, excluding share-based compensation expenses, were both US$1.49.

Financial and Operating Data——Fourth Quarter and Fiscal Year 2022

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	February 28,
	2021	2022	Pct. Change
Net revenues	1,362,689	541,152	(60.3%)
Operating (loss)/income	(297,210)	644	(100.2%)
Non-GAAP operating (loss)/income	(216,872)	779	(100.4%)
Net loss attributable to TAL	(169,002)	(108,123)	(36.0%)
Non-GAAP net loss attributable to TAL	(88,664)	(107,988)	21.8%
Net loss per ADS attributable to TAL – basic	(0.27)	(0.17)	(37.0%)
Net loss per ADS attributable to TAL – diluted	(0.27)	(0.17)	(37.0%)
Non-GAAP net loss per ADS attributable to TAL – basic	(0.14)	(0.17)	20.0%
Non-GAAP net loss per ADS attributable to TAL – diluted	(0.14)	(0.17)	20.0%

	Fiscal Year Ended
	February 28,
	2021	2022	Pct. Change
Net revenues	4,495,755	4,390,907	(2.3%)
Operating loss	(438,224)	(614,516)	40.2%
Non-GAAP operating loss	(233,279)	(439,684)	88.5%
Net loss attributable to TAL	(115,990)	(1,136,115)	879.5%
Non-GAAP net income/(loss) attributable to TAL	88,955	(961,283)	(1,180.6%)
Net loss per ADS attributable to TAL – basic	(0.19)	(1.76)	828.3%
Net loss per ADS attributable to TAL – diluted	(0.19)	(1.76)	828.3%
Non-GAAP net income/(loss) per ADS attributable to TAL – basic	0.15	(1.49)	(1,124.2%)
Non-GAAP net income/(loss) per ADS attributable to TAL – diluted	0.14	(1.49)	(1,162.6%)

Financial Results for the Fourth Quarter of Fiscal Year 2022

Net Revenues

In the fourth quarter of fiscal year 2022, TAL reported net revenues of US$541.2 million, representing a 60.3% decrease from US$1,362.7 million in the fourth quarter of fiscal year 2021.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2022, operating costs and expenses were US$546.3 million, representing a 67.1% decrease from US$1,662.0 million in the fourth quarter of fiscal year 2021. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$546.2 million, representing a 65.5% decrease from US$1,581.7 million in the fourth quarter of fiscal year 2021.

Cost of revenues decreased by 65.9% to US$198.1 million from US$581.4 million in the fourth quarter of fiscal year 2021. Non-GAAP cost of revenues, which excluded share-based compensation expenses, decreased by 65.9% to US$197.9 million, from US$580.8 million in the fourth quarter of fiscal year 2021.

Selling and marketing expenses decreased by 84.3% to US$103.5 million from US$660.5 million in the fourth quarter of fiscal year 2021. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 82.2% to US$113.1 million, from US$635.5 million in the fourth quarter of fiscal year 2021.

General and administrative expenses decreased by 39.2% to US$212.1 million from US$348.6 million in the fourth quarter of fiscal year 2021. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, decreased by 31.1% to US$202.5 million, from US$293.9 million in the fourth quarter of fiscal year 2021.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 99.8% to US$0.1 million in the fourth quarter of fiscal year 2022 from US$80.3 million in the same period of fiscal year 2021.

Impairment loss on intangible assets and goodwill was US$32.6 million for the fourth quarter of fiscal year 2022, compared to US$71.5 million for the fourth quarter of fiscal year 2021.

Gross Profit

Gross profit decreased by 56.1% to US$343.1 million from US$781.2 million in the fourth quarter of fiscal year 2021.

(Loss)/Income from Operations

Income from operations was US$0.6 million in the fourth quarter of fiscal year 2022, compared to loss from operations of US$297.2 million in the fourth quarter of fiscal year 2021. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$0.8 million, compared to Non-GAAP loss from operations of US$216.9 million in the same period of the prior year.

Other Income/ (Expense)

Other expense was US$0.7 million for the fourth quarter of fiscal year 2022, compared to other income of US$7.9 million in the fourth quarter of fiscal year 2021.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$97.8 million for the fourth quarter of fiscal year 2022, compared to US$6.2 million for the fourth quarter of fiscal year 2021.

Income Tax Benefit/ (Expense)

Income tax expense was US$29.9 million in the fourth quarter of fiscal year 2022, compared to US$80.5 million of income tax benefit in the fourth quarter of fiscal year 2021.

Net Loss Attributable to TAL Education Group

Net loss attributable to TAL was US$108.1 million in the fourth quarter of fiscal year 2022, compared to net loss attributable to TAL of US$169.0 million in the fourth quarter of fiscal year 2021. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$108.0 million, compared to Non-GAAP net loss attributable to TAL of US$88.7 million in the fourth quarter of fiscal year 2021.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both US$0.17 in the fourth quarter of fiscal year 2022. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.17, in the fourth quarter of fiscal year 2022.

Cash, Cash Equivalents, and Short-Term Investments

As of February 28, 2022, the Company had US$1,638.2 million of cash and cash equivalents and US$1,070.5 million of short-term investments, compared to US$3,243.0 million of cash and cash equivalents and US$2,694.5 million of short-term investments as of February 28, 2021.

Deferred Revenue

The Company’s deferred revenue balance was US$187.7 million, compared to US$1,417.5 million as of February 28, 2021, representing a year-over-year decrease of 87.2%.

Financial Results for the Fiscal Year Ended February 28, 2022

Net Revenues

For fiscal year 2022, TAL reported net revenues of US$4,390.9 million, representing a 2.3% decrease from US$4,495.8 million in the fiscal year 2021.

Operating Costs and Expenses

In the fiscal year 2022, operating costs and expenses were US$5,026.2 million, a 1.5% increase from US$4,953.5 million in the fiscal year 2021. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$4,851.4 million, a 2.2% increase from US$4,748.5 million in the fiscal year 2021.

Cost of revenues grew by 7.6% to US$2,203.3 million from US$2,048.6 million in the fiscal year 2021. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 7.6% to US$2,202.2 million from US$2,046.8 million in the fiscal year 2021.

Selling and marketing expenses decreased by 33.4% to US$1,118.1 million from US$1,680.1 million in the fiscal year 2021. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 34.4% to US$1,064.3 million from US$1,623.4 million in the fiscal year 2021.

General and administrative expenses increased by 7.4% to US$1,199.7 million from US$1,117.3 million in the fiscal year 2021. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 11.2% to US$1,079.9 million from US$970.8 million in the fiscal year 2021.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 14.7% to US$174.8 million in the fiscal year 2022 from US$204.9 million in fiscal year 2021.

Impairment loss on intangible assets and goodwill was US$505.1 million for the fiscal year 2022, compared to US$107.5 million for the fiscal year 2021.

Gross Profit

Gross profit decreased by 10.6% to US$2,187.6 million from US$2,447.2 million in the fiscal year 2021.

Loss from Operations

Loss from operations was US$614.5 million in the fiscal year 2022, compared to loss from operations of US$438.2 million in the prior year. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$439.7 million for the fiscal year 2022, compared to non-GAAP loss from operations of US$233.3 million in the fiscal year 2021.

Other Income

Other income was US$17.0 million for the fiscal year 2022. Other income was US$140.9 million for the fiscal year 2021.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$275.9 million for the fiscal year 2022, compared to US$24.6 million for the fiscal year 2021.

Income Tax Benefit/ (Expense)

Income tax expense was US$397.0 million in the fiscal year 2022, compared to US$69.9 million of income tax benefit in the fiscal year 2021.

Net (Loss)/Income Attributable to TAL Education Group

Net loss attributable to TAL was US$1,136.1 million in the fiscal year 2022, compared to net loss attributable to TAL of US$116.0 million in the fiscal year 2021. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$961.3 million, compared to Non-GAAP net income attributable to TAL of US$89.0 million in the fiscal year 2021.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both US$1.76 in the fiscal year 2022. Non-GAAP basic and Non-GAAP diluted net loss per ADS, which excluded share-based compensation expenses, were both US$1.49.

Extension of Share Repurchase Program by the Company

TAL’s board of directors (the “Board”) has authorized to extend its share repurchase program launched in April 2021 by 12 months. Since launch, the Company has repurchased approximately US$196.3 million of its American depositary shares under the share repurchase program. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately US$803.7 million of its common shares through April 30, 2023. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. The Company expects to fund the repurchases out of its existing cash balance.

Separately, the Company was also informed by senior management of the Company of their intention to use their personal funds to purchase up to an aggregate of US$100 million worth of the Company’s common shares during a 12-month period following today, pursuant and subject to applicable laws and the Company’s securities trading policy. The proposed share purchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Changes to Board Composition

TAL has announced the appointment of Ms. Janet Yan Feng to the Board and the resignation of Ms. Jane Jie Sun from the Board, both effective April 29, 2022. Ms. Feng will serve as the chairperson of the audit committee of the Board, a member of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board.

“We are delighted to welcome Janet to the Board,” said Mr. Bangxin Zhang, Founder, Director and Chief Executive Officer of TAL, “We believe Janet will bring significant value to TAL as we continue to transform our business. On behalf of the Board and the Company, I would also like thank Jane for her over-a-decade of service.”

Ms. Janet Yan Feng currently serves as a senior vice president and the chief executive officer of the financial services business unit of Trip.com Group Limited (Nasdaq: TCOM), where she has held a number of general management and finance positions since 2004. Prior to that, Ms. Feng served as a senior audit manager at PricewaterhouseCoopers Zhong Tian LLP from 2000 to 2004. Ms. Feng received her MBA degree in 2008 and bachelor’s degree in 2000 from Shanghai Jiao Tong University. Further, effective on April 29, Mr. Bangxin Zhang will serve as the chairman of the Board, whereas Mr. Yunfeng Bai will continue serving as a director.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter of fiscal year 2022 ended February 28, 2022 at 8:00 a.m. Eastern Time on April 29, 2022 (8:00 p.m. Beijing time on April 29, 2022).

Please note that you will need to pre-register for conference call participation, using the link provided below. Upon registering, you will be sent participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Conference call registration link: http://apac.directeventreg.com/registration/event/5787527. It will automatically direct you to the registration page of "TAL Education Group Fourth Quarter of Fiscal Year 2022 Earnings Conference Call", where you may fill in your details for RSVP. When you are requested to submit a participant conference ID, please enter the number "5787527".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at https://ir.100tal.com/.

A telephone replay of the conference call will be available through 9:59 a.m. on May 6, 2022, U.S. Eastern time (9:59 p.m. Beijing time on May 6, 2022).The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	5787527

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from pre-school to the twelfth grade primarily through three flexible class formats: small classes, personalized premium services, and online courses. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2021	As of February 28, 2022
ASSETS

Current assets
Cash and cash equivalents	$3,242,953	$1,638,189
Restricted cash-current	1,758,937	755,646
Short-term investments	2,694,555	1,070,535
Inventory	38,675	21,830
Amounts due from related parties-current	2,964	919
Income tax receivables	15,641	19,504
Prepaid expenses and other current assets	403,110	124,764
Total current assets	8,156,835	3,631,387
Restricted cash-non-current	16,094	287,951
Property and equipment, net	511,415	281,226
Deferred tax assets	317,189	6,747
Rental deposits	102,555	10,770
Intangible assets, net	66,041	1,696
Land use right, net	216,702	217,708
Goodwill	454,413	-
Amounts due from related parties-non-current	-	77
Long-term investments	667,636	412,476
Long-term prepayments and other non-current assets	57,694	5,418
Operating lease right-of-use assets	1,545,735	227,072
Total assets	$12,112,309	$5,082,528

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$353,778	$89,838
Deferred revenue-current	1,387,493	187,718
Amounts due to related parties-current	3,488	205
Accrued expenses and other current liabilities	911,283	509,461
Income tax payable	65,138	49,257
Current portion of long-term debt	270,000	-
Operating lease liabilities, current portion	382,671	66,105
Total current liabilities	3,373,851	902,584
Deferred revenue-non-current	30,005	14
Deferred tax liabilities	10,333	1,680
Bond payable	2,300,000	-
Operating lease liabilities, non-current portion	1,193,564	175,988
Total liabilities	6,907,753	1,080,266

Mezzanine equity
Redeemable non-controlling interests	1,775	-
Equity
Class A common shares	148	167
Class B common shares	67	49
Additional paid-in capital	4,369,125	4,358,265
Statutory reserve	121,285	154,362
Retained earnings/(accumulated deficit)	624,883	(544,309)
Accumulated other comprehensive income	86,321	61,617
Total TAL Education Group's equity	5,201,829	4,030,151
Noncontrolling interest	952	(27,889)
Total equity	5,202,781	4,002,262
Total liabilities, mezzanine equity and equity	$12,112,309	$5,082,528

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2021	2022	2021	2022
Net revenues	$1,362,689	$541,152	$4,495,755	$4,390,907
Cost of revenues (note 1)	581,449	198,084	2,048,561	2,203,336
Gross profit	781,240	343,068	2,447,194	2,187,571
Operating expenses (note 1)
Selling and marketing	660,452	103,475	1,680,050	1,118,141
General and administrative	348,605	212,113	1,117,324	1,199,708
Impairment loss on intangible assets and goodwill	71,504	32,613	107,535	505,050
Total operating expenses	1,080,561	348,201	2,904,909	2,822,899
Government subsidies	2,111	5,777	19,491	20,812
(Loss)/income from operations	(297,210)	644	(438,224)	(614,516)
Interest income	35,167	18,535	114,232	103,179
Interest expense	(7,568)	-	(16,946)	(7,871)
Other income/(expense)	7,930	(661)	140,878	16,950
Impairment loss on long-term investments	(6,206)	(97,809)	(24,563)	(275,872)
Loss before income tax benefit/(expense) and income from equity method investments	(267,887)	(79,291)	(224,623)	(778,130)
Income tax benefit/(expense)	80,453	(29,872)	69,897	(396,992)
Income from equity method investments	5,324	316	11,676	10,787
Net Loss	$(182,110)	$(108,847)	$(143,050)	$(1,164,335)
Add: Net loss attributable to noncontrolling interest	13,108	724	27,060	28,220
Total net loss attributable to TAL Education Group	$(169,002)	$(108,123)	$(115,990)	$(1,136,115)
Net loss per common share
Basic	$(0.80)	$(0.50)	$(0.57)	$(5.29)
Diluted	(0.80)	(0.50)	(0.57)	(5.29)
Net loss per ADS (note 2)
Basic	$(0.27)	$(0.17)	$(0.19)	$(1.76)
Diluted	(0.27)	(0.17)	(0.19)	(1.76)
Weighted average shares used in calculating net loss per common share
Basic	212,209,608	215,454,363	203,603,391	214,825,470
Diluted	212,209,608	215,454,363	203,603,391	214,825,470

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 28,		Ended February 28,
	2021	2022	2021	2022
Cost of revenues	$645	$138	$1,803	$1,134
Selling and marketing expenses	24,965	(9,590)	56,609	53,850
General and administrative expenses	54,728	9,587	146,533	119,848
Total	$80,338	$135	$204,945	$174,832

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive LOSS

(In thousands of U.S. dollars)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2021	2022	2021	2022
Net loss	$(182,110)	$(108,847)	$(143,050)	$(1,164,335)
Other comprehensive income/(loss), net of tax	28,664	(7,533)	116,498	(25,325)
Comprehensive loss	(153,446)	(116,380)	(26,552)	(1,189,660)
Add: Comprehensive loss attributable to noncontrolling interest	12,924	986	25,796	28,841
Comprehensive loss attributable to TAL Education Group	$(140,522)	$(115,394)	$(756)	$(1,160,819)

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2021	2022	2021	2022
Cost of revenues	$581,449	$198,084	$2,048,561	$2,203,336
Share-based compensation expense in cost of revenues	645	138	1,803	1,134
Non-GAAP cost of revenues	580,804	197,946	2,046,758	2,202,202

Selling and marketing expenses	660,452	103,475	1,680,050	1,118,141
Share-based compensation expense in selling and marketing expenses	24,965	(9,590)	56,609	53,850
Non-GAAP selling and marketing expenses	635,487	113,065	1,623,441	1,064,291
General and administrative expenses	348,605	212,113	1,117,324	1,199,708
Share-based compensation expense in general and administrative expenses	54,728	9,587	146,533	119,848
Non-GAAP general and administrative expenses	293,877	202,526	970,791	1,079,860

Operating costs and expenses	1,662,010	546,285	4,953,470	5,026,235
Share-based compensation expense in operating costs and expenses	80,338	135	204,945	174,832
Non-GAAP operating costs and expenses	1,581,672	546,150	4,748,525	4,851,403

(Loss)/income from operations	(297,210)	644	(438,224)	(614,516)
Share based compensation expenses	80,338	135	204,945	174,832
Non-GAAP (loss)/income from operations	(216,872)	779	(233,279)	(439,684)

Net loss attributable to TAL Education Group	(169,002)	(108,123)	(115,990)	(1,136,115)
Share based compensation expenses	80,338	135	204,945	174,832
Non-GAAP net (loss)/income attributable to TAL Education Group	$(88,664)	$(107,988)	$88,955	$(961,283)
Net loss per ADS
Basic	$(0.27)	$(0.17)	$(0.19)	$(1.76)
Diluted	(0.27)	(0.17)	(0.19)	(1.76)
Non-GAAP Net (loss)/ income per ADS
Basic	$(0.14)	$(0.17)	$0.15	$(1.49)
Diluted	(0.14)	(0.17)	0.14	(1.49)
ADSs used in calculating loss per ADS
Basic	636,628,824	646,363,089	610,810,173	644,476,410
Diluted	636,628,824	646,363,089	610,810,173	644,476,410
ADSs used in calculating Non-GAAP net (loss)/ income per ADS
Basic	636,628,824	646,363,089	610,810,173	644,476,410
Diluted	636,628,824	646,363,089	633,722,700	644,476,410